UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch to Update Investors in Monday Interview on Strategic Deployment of CDN $9 Million Financing Proceeds

Company President to Address Investor Questions on Private Placement and Growth Strategy

TORONTO--(MARKET WIRE)—June 7, 2006 – Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE-LV.TO - News), one of North America's fastest growing independent film and television companies, will discuss its strategic plans for allocation of its recently executed CDN $9 million private placement financing in an audio interview to be released on Monday, June 12 at Noon EST.  Company President John Flock will outline deployment of the financing proceeds and will answer questions from investors.

Yesterday the Company announced that it has completed an arm's length private placement of 7.5 million of the Company's Common Shares to a group of institutional and private investors at a purchase price of CDN$1.21 per share, yielding gross proceeds of CDN$9,075,000.

The offering closed on June 7, 2006 and remains subject to final regulatory approval. The net proceeds of the offering will be used by Peace Arch to fund working capital requirements and to repay the interim debt financing the Company incurred in connection with its recent acquisition of leading Canadian home entertainment distributor kaBOOM! Entertainment Inc. Westwind Partners Inc. acted as sole agent to Peace Arch in Canada.

The primary investor in the offering is Todd Wagner, whose entertainment holdings include movie production companies 2929 Productions and HDNet Films, theatrical and home video distributor Magnolia Pictures, the Landmark Theatres art-house chain, and high-definition cable channels HDNet and HDNet Movies. Wagner also owns minority stakes in Lions Gate Entertainment and The Weinstein Company, and most recently was a founder of Content Partners LLC, a company that invests in the back-end profit participations of Hollywood talent.

Also participating in the offering was Jeff Sagansky, currently a member of Peace Arch's greenlight committee and former president of CBS Entertainment and co-President of Sony Pictures Entertainment.

During the online conference, Mr. Flock will provide a news wrap-up of the status of these and other initiatives. The conference will be accessible online and free of charge to all interested investors via Web link to be announced in an upcoming Web Alert and press release. Mr. Flock will also respond to submitted investor questions.

Interested investors are requested to submit their questions to Peace Arch’s Financial Communications contact, astra@trilogy-capital.com, or by telephone at 800-592-6061, before the deadline of 4pm EST Friday, June 9th. The conference will be archived later for future reference at the following link http://www.trilogy-capital.com/autoir/pae_autoir.html.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment Inc. banner, is one of the leading distributor of DVDs and related products in Canada.  For investor-specific information about Peace Arch Entertainment, including recent news and stock price data, please visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html.  For additional information, visit http://www.peacearch.com.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 6, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.